# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: comScore, Inc., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001104659-21-039151
Filed by CIK 0001091667
Persons authorized to receive notices and communications: Jennifer A. Smith, 400 Washington Blvd., Stamford, Connecticut (CT), 06902, (203) 905-7801

## Reporting persons
- Charter Communications, Inc. (CIK 0001091667): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,090,681; sole dispositive power 0; shared dispositive power 15,090,681; aggregate amount beneficially owned 15,090,681 (49.99% of the class)
  Comment: Represents (i) 3,295,183 shares of common stock, par value $0.001 per share ("Common Stock"), (ii) 61,431 shares of Common Stock, issuable upon settlement of deferred restricted stock units ("RSUs"), (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Convertible Preferred Stock, par value $0.001 ("Series C Preferred Stock"), (iv) 3,286,825 shares of Common Stock that were acquired in connection with the Combination (as defined and disclosed in Item 4) and (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations of Series C Convertible Preferred Stock (the ''Certificate of Designations''), no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than 33.32% of the Common Stock (including the Series C Preferred Stock on an as-converted basis) (the ''Voting Threshold''), such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.
  
  Calculated based on 15,184,326 shares of Common Stock outstanding as of August 10, 2026, as reported on comScore, Inc.'s (the "Issuer") 10-Q filed with the Securities and Exchange Commission ("SEC") on August 14, 2026, as increased by (i) 61,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, and (iii) (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination.
- CCH II, LLC (CIK 0001266604): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,090,681; sole dispositive power 0; shared dispositive power 15,090,681; aggregate amount beneficially owned 15,090,681 (49.99% of the class)
  Comment: Represents (i) 3,295,183 shares of Common Stock, (ii) 61,431 shares of Common Stock, issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, (iv) 3,286,825 shares of Common Stock that were acquired in connection with the Combination (as defined and disclosed in Item 4) and (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations, no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than the Voting Threshold, such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.
  
  Calculated based on 15,184,326 shares of Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 14, 2026, as increased by (i) 61,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, and (iii) (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination.
- Charter Communications Holdings, LLC (CIK 0001085476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,090,681; sole dispositive power 0; shared dispositive power 15,090,681; aggregate amount beneficially owned 15,090,681 (49.99% of the class)
  Comment: Represents (i) 3,295,183 shares of Common Stock, (ii) 61,431 shares of Common Stock, issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, (iv) 3,286,825 shares of Common Stock that were acquired in connection with the Combination (as defined and disclosed in Item 4) and (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations, no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than the Voting Threshold, such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.
  
  Calculated based on 15,184,326 shares of Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 14, 2026, as increased by (i) 61,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, and (iii) (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination.
- Spectrum Management Holding Company, LLC (CIK 0001377013): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,090,681; sole dispositive power 0; shared dispositive power 15,090,681; aggregate amount beneficially owned 15,090,681 (49.99% of the class)
  Comment: Represents (i) 3,295,183 shares of Common Stock, (ii) 61,431 shares of Common Stock, issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, (iv) 3,286,825 shares of Common Stock that were acquired in connection with the Combination (as defined and disclosed in Item 4) and (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations, no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than the Voting Threshold, such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.
  
  Calculated based on 15,184,326 shares of Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 14, 2026, as increased by (i) 61,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, and (iii) (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination.
- Charter Communications Holding Company, LLC (CIK 0001850981): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,090,681; sole dispositive power 0; shared dispositive power 15,090,681; aggregate amount beneficially owned 15,090,681 (49.99% of the class)
  Comment: Represents (i) 3,295,183 shares of Common Stock, (ii) 61,431 shares of Common Stock, issuable upon settlement of deferred RSUs, (iii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, (iv) 3,286,825 shares of Common Stock that were acquired in connection with the Combination (as defined and disclosed in Item 4) and (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations, no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than the Voting Threshold, such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.
  
  Calculated based on 15,184,326 shares of Common Stock outstanding as of August 10, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 14, 2026, as increased by (i) 61,431 shares of Common Stock issuable upon settlement of deferred RSUs held by the Reporting Persons (as defined in Item 5), (ii) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock, and (iii) (v) 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock that were acquired in connection with the Combination.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: comScore, Inc.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4" or "Statement") amends and supplements the statement on Schedule 13D originally filed with the SEC on March 19, 2021, as amended. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Statement is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended to incorporate the following at the end thereof:

On August 19, 2026, Charter Communications, Inc., a Delaware corporation ("Charter Parent"), completed its previously announced acquisition of Liberty Broadband Corporation, a Delaware corporation ("Liberty"), pursuant to that certain Agreement and Plan of Merger, dated as of November 12, 2024 (the "Merger Agreement"), by and among Charter Parent, Fusion Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Charter Parent ("Merger LLC"), Fusion Merger Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger LLC ("Merger Sub"), pursuant to which (i) Merger Sub merged with and into Liberty (the "Merger"), with Liberty surviving the Merger as the surviving corporation and a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, Liberty (as the surviving corporation in the Merger) merged with and into Merger LLC (the "Upstream Merger", and together with the Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as the surviving company and a wholly owned subsidiary of Charter Parent. In connection with the completion of the Combination, Charter Parent became the beneficial owner of 3,286,825 shares of Common Stock held by Liberty and 4,223,621 shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock held by Liberty.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Statement and the information set forth in Item 4 of this Statement are incorporated herein by reference.

As of the date hereof, the Reporting Persons (as defined in Item 5(b)) beneficially own an aggregate of 15,090,681 shares of Common Stock, inclusive of 8,447,242 shares of Common Stock issuable upon conversion of 8,447,242 shares of Series C Preferred Stock, 6,582,008 shares of Common Stock and 61,431 shares of Common Stock issuable in respect of deferred RSUs. Such shares of Common Stock represent approximately 63.7% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs held by the Reporting Persons and the exchange of all Series C Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Certificate of Designations, no holder of Series C Preferred Stock may convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then outstanding shares of Common Stock. Pursuant to the Certificate of Designations, to the extent that the Series C Preferred Stock and any shares of Common Stock held by the Reporting Person, together with certain transferees and affiliates, would represent voting rights with respect to more than the Voting Threshold, such Reporting Person will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner.

In addition, the Reporting Persons may, as a result of the Second Amended and Restated Stockholders Agreement (as defined and disclosed in Item 6 of this Statement) and certain rights and agreements thereunder, be deemed to be part of a group with the other shareholder parties thereto. Such group would beneficially own an aggregate of 22,715,781 shares of Common Stock, representing approximately 81.36% of the Issuer's outstanding Common Stock, provided that the Reporting Persons disclaim, and this filing shall not be deemed an admission of, the existence of or membership in any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco") is the beneficial owner of the 6,582,008 shares of Common Stock and 8,447,242 shares of Series C Preferred Stock and has the right to receive 61,431 shares of Common Stock to be issued in settlement of deferred RSUs granted by the Issuer in respect of David Kline's and Jeffrey Barratt Murphy's service on the Issuer's board of directors. Spectrum Management Holding Company, a Delaware limited liability company ("Spectrum Holdings"), is the controlling parent company of Charter Holdco. Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), is the controlling parent company of Spectrum Holdings. CCH II, LLC, a Delaware limited liability company ("CCH II"), is the controlling parent company of Charter Holdings. Charter Parent is the controlling parent company of CCH II. As a result of the foregoing ownership and relationships, each of Charter Parent, Charter Holdco, CCH II, Charter Holdings and Spectrum Holdings may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the reported securities held by Charter Holdco (subject, in each case, to the limitations on the conversion and voting of Series C Preferred Stock as further described herein). Charter Parent, Charter Holdco, CCH II, Charter Holdings and Spectrum Holdings are sometimes referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person." Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than Series C Preferred Stock and Common Stock held directly by such Reporting Person) is expressly disclaimed by each such Reporting Person.
Transactions in the class effected during the past sixty days: On July 1, 2026, the Issuer granted an award of 16,461 RSUs to Mr. Murphy pursuant to the terms of the comScore, Inc. 2018 Equity and Incentive Compensation Plan. This award, which represents compensation for the 2026-2027 director term, will vest in full on the earliest of (i) the date of the Issuer's 2027 annual meeting of stockholders, (ii) June 30, 2027, and (iii) the date of a change in control of the Issuer, subject in each case to the grantee's continued status as a member of the Issuer's Board of Directors on the vesting date. Vested units will be deferred and delivered in shares of Common Stock upon a separation from service or a change in control of the Issuer, as set forth in the applicable award notice. Mr. Murphy assigned all his rights and interests in the RSU award to Charter Holdco.

## Signatures
- Charter Communications, Inc.: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)
- CCH II, LLC: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)
- Charter Communications Holdings, LLC: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)
- Spectrum Management Holding Company, LLC: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)
- Charter Communications Holding Company, LLC: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)